Exhibit 10.34

November 13, 2004

David Ketsdever

Dear David:

My colleagues and I are very pleased to offer you the position of Chief Executive Officer (CEO) of SVB Alliant (“SVB Alliant”) with Silicon Valley Bank (“SVB”).  Pursuant to the terms and conditions of this letter, your position with SVB will commence on November 29, 2004.  All terms and conditions in this offer are contingent upon approval by the SVB Board of Directors and Compensation Committee.

While employed by SVB, you will report to the Chief Executive Officer of SVB and have such duties and responsibilities as the SVB Board of Directors (“Board”) may from time to time require, consistent with your position. Your duties will include the management of SVB Alliant and the management, appraisal and recruiting on behalf of SVB Alliant of its staff, and collaboration with the leadership of SVB’s Commercial Bank and Merchant Bank.  The role includes participation as appropriate in the Steering Committee of Silicon Valley Bancshares (“Bancshares”).

You agree to perform your duties faithfully and to the best of your abilities and to devote your full business efforts and time to SVB. You also agree to hold all licenses required to serve as the CEO of a registered broker dealer, and SVB will cooperate with you in this endeavor by maintaining its own licenses as appropriate. Furthermore, while employed by SVB, you agree not to actively engage in any other employment, occupation, or consulting activity for any direct or indirect remuneration without prior approval of the Board.

Cash Compensation: As the CEO of SVB Alliant you will receive as compensation for your services a base salary of $16,666.66 per month (the annualized equivalent of $200,000).  The Compensation Committee of the Board (the “Committee”) will, at its discretion, approve an annual bonus for you based on performance during the fiscal year.  The amount of your bonus will depend upon performance.  You will not be eligible for a bonus in 2004.  Your bonus recommendations beginning in 2005 will be calculated following the close of the fiscal year and are based on SVB Alliant gross margin achieved (defined as net income before tax, as calculated by SVB’s Finance and Accounting department and in accordance with accounting principles generally accepted in the United States of America).  Gross margin, for the purposes of bonus calculation, will be inclusive of all costs associated with Alliant with the exception of the CEO of Alliant bonus.  For 2005 your bonus will be calculated by multiplying gross margin as defined above by 55%.  For 2006, your bonus will be $200,000 plus 30% of gross margin as defined above.  For 2007, you bonus will be $300,000 plus 25% of gross margin as defined above.  To the extent any bonus calculation yields a bonus in excess of $3,000,000, the excess over $3,000,000 will be reduced by one-half and then added back to $3,000,000 to calculate your bonus.  To the extent this revised calculation yields a bonus in excess of $4,000,000, the excess over $4,000,000 will be reduced by 75% and then added back to $4,000,000 to calculate your final bonus.  Example calculations are shown below:

Year	Revenue	Gross Margin	Factors	Bonus
2005	$30,000,000	$3,000,000	55%	$1,650,000
2006	$35,000,000	$7,000,000	30%	$2,300,000
2007	$50,000,000	$15,000,000	25%	$3,530,000
2007	$70,000,000	$21,000,000	25%	$4,070,000

Any earned bonuses for each year will be paid as soon as practicable, with $800,000 of any bonus earned to be paid in cash, and then the remainder to be paid 60% in cash and 40% in Restricted Stock Units that vest over a three year period in equal increments on the anniversary date of the grant.  In the event that you are involuntarily terminated through no fault of your own prior to full vesting of any RSUs issued as part of your annual bonus then such RSUs will be considered to be fully vested at the time of termination.

During fiscal year 2005 you will be paid a minimum bonus of $800,000 gross.  Bonus payments in subsequent years will only be paid if earned.  Your bonus targets and multiples may be adjusted annually after 2007 at the discretion of the Board.  Any bonus paid is subject to your continued service as the SVB Alliant CEO through the applicable payment date.  Your annual bonuses and the restricted stock unit grant conditioned on 2008 performance described below will be described in a plan that is subject to shareholder approval in April 2005.  If shareholders do not approve the plan, an alternative plan may be considered.

SVB Stock Options:

The Company will recommend to the Board of Directors that you be awarded a total of 20,000 stock options.  You will receive confirmation of your approved options with the price upon Board approval.  Your right to exercise your options will be subject to your continued employment and a vesting schedule that provides for 25% of your options to vest annually on your anniversary date over the next four years. Shortly after your stock options are approved you will receive our Stock Option Plan and Stock Option Terms and Conditions from our Stock Administrator.

Restricted Stock:

The Company will recommend to the Board that you be awarded a total of 5,000 restricted stock units.  This award will vest in equal installments, on your anniversary date, over the next four years. The vesting of your stock shares is subject to your continued employment with SVB during the vesting period.

Additionally, if revenues in 2008 exceed $50,000,000 and the net gross margin exceeds 25% (as calculated after all costs, including all bonuses) then SVB will recommend to The Board in the first practicable board meeting in 2009 that a total of 25,000 restricted stock units be awarded to you.  This award will vest equally over the following four years. The vesting of your stock shares is subject to your continued employment with SVB during the vesting period.

SVB Benefits:

Silicon Valley Bank offers a full range of benefits for you and your qualified dependents. In addition to our medical, dental and vision plans you will receive paid vacation, sick leave, and personal days in accordance with company guidelines (prorated in 2004).  A detailed presentation of your benefits program will be given to you during new employee orientation.

To comply with the government-mandated confirmation of employment eligibility, please review the enclosed “Lists of Acceptable Documents” as approved by the United States Department of Justice for establishing identity and employment eligibility (the “I-9” process).  Please bring the required I-9 documents to your orientation.

As an SVB employee, you will be expected to abide by Company rules and regulations.  Nothing in this offer, or your acceptance of it, alters your at-will employment status with Silicon Valley Bank.  You have the right to terminate your employment at any time with or without cause or notice, and Silicon Valley Bank reserves for itself an equal right.

To confirm your acceptance of our offer, please sign one copy of this letter, complete the enclosed Employment forms, including the employee confidentiality agreement, and return the documents in the enclosed envelope.  This offer supersedes any and all other written or verbal offers and is valid until

November 29th, 2004, unless earlier withdrawn; it is also contingent upon successful completion of the education, employment, psychological, and security background verification and reference checks.

David, we are very enthusiastic about your joining the Silicon Valley Bank team.  We are sure you will find Silicon Valley Bank a stimulating and team-oriented company.  The work environment is one of challenge, opportunity, and reward for success.  If you have any questions, please do not hesitate to call me.

Sincerely,

/s/ LYNDA WARD PIERCE
Lynda Ward Pierce
Head of Human Resources

Accepted:	/s/ DAVID KETSDEVER	Date:	November 29, 2004

Actual Start Date:	November 29, 2004